TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Imperial Chemical Industries PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of  shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.) (iv):

.................

5.	Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

N/A

6. Date on which issuer notified:

N/A

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

.................

A: Voting rights attached to shares

Class/type of
shares if possible using the ISIN CODE	Situation previous to the Trigg	ering transaction (vi)

0459497	Number of shares N/A	Number of voting Rights (viii) N/A

Resulting situation after the triggering transaction (vii)

Class/type of
shares if possible using the ISIN CODE	Number of shares	Number of voting rights	(ix)	% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares	37,133,919	37,133,919	5,870,016	3.00	-

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Number of
voting rights that
may be acquired if
Type of financial instrument	Expiration Date (xiii)	Exercise/Conver sion Period/ Date (xiv)	the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights 43,003,935	% of voting rights 3.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

.................

Proxy Voting:

10. Name of the proxy holder:

.................

11. Number of voting rights proxy holder will cease to hold:

.................

12. Date on which proxy holder will cease to hold voting rights:

.................

13. Additional information:

.................

14. Contact name:

Philip Mason

15. Contact telephone number:

01444 418127